March 20, 2009
Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FuelCell Energy Inc. Form 10-K for the year ended October 31, 2008 Filed January 14, 2009 File No. 001-14204
Dear Mr. Cascio:
Reference is hereby made to your letter dated February 25, 2009 to Joseph G. Mahler, Senior Vice-President and Chief Financial Officer of FuelCell Energy, Inc. (“FuelCell”). Reference is hereby further made to a letter dated March 12, 2009 from Richard A. Krantz of the law firm of Robinson & Cole LLP to you.
In connection with those letters, please be advised that FuelCell hereby acknowledges that:
•	FuelCell is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended October 31, 2008;
•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to FuelCell’s Form 10-K for the year ended October 31, 2008; and

•	FuelCell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Joseph G. Mahler
Joseph G. Mahler
Senior Vice President and Chief Financial Officer